650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 2, 2007

VIA EDGAR AND FACSIMILE

Mail Stop 4561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram

Re:	Synplicity, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 16, 2007
File No. 0-31545

Dear Mr. Ingram:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated March 21, 2007 relating to Synplicity, Inc.’s (the “Company”) Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Preliminary Proxy.

General

1. For purposes of clarity and pursuant to Rules 14a-4(a)(3) and (b)(1) under the Exchange Act, please separate the specific proposals contained within Proposal 2. In our view, the proposal to amend and restate the Bylaws covers four distinct proposals that should be separated for individual shareholder consideration.

The Company has modified its disclosure with respect to Proposal 2 in the Preliminary Proxy pursuant to this comment.

2. With respect to Proposal 3, disclose whether or not you have any current plans or proposals to make awards under the Stock Plan.

The Company has modified its disclosures with respect to Proposal 3 (now Proposal 6) in the Preliminary Proxy pursuant to this comment.

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PALO ALTO	AUSTIN	KIRKLAND	NEW YORK	RESTON	SALT LAKE CITY	SAN FRANCISCO

Security and Exchange Commission

Re: Synplicity, Inc.

April 2, 2007

Please direct your questions or comments to me at (650) 565-3558. In addition, we would request that you provide a facsimile of any additional comments you may have to me at (650) 493-6811. Thank you for your assistance.

Sincerely,

/s/ Jenny C. Yeh